SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 10, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Relações com Investidores
(55 61) 3415-1140
ri@brasiltelecom.com.br

Relações com a Mídia
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration: 76.535.764/0001 -43
Board of Trade: 53 3 0000622 9

NOTICE TO SHAREHOLDERS

SHARE GROUPING

Brasil Telecom S.A. (the “Company”) informs, in addition to the Material Fact released on March 8th, 2007, that the share grouping proposal of its shares was approved at the Extraordinary General Shareholders’ Meeting held on April 10th, 2007, pursuant to article 12 of the Law 6404/76, as follow:

I – Share Grouping: The shares will be grouped considering the ratio of 1,000 (one thousand) shares per 1 (one) share of the same type. After the share grouping the Capital will be represented by 560,950,289 shares, of which 249,597,049 are common shares and 311,353,240 are preferred shares.

II – The objective: (1) to adjust the unit quotation value of the shares to a more adequate level from a stock market perspective, since the quotation of the shares in Reais gives greater visibility as compared to the price per 1,000 (one thousand) shares; (2) to reduce the operating costs of the Company and its shareholders; (3) to increase the efficiency of data systems, controls and as well as information disclosure to shareholders.

III – Period to Adjust the Share Positions: The Shareholders may adjust their equity position, at their own criteria, buying or selling, by type, into lots that are multiples of 1,000 (one thousand) shares through trading on the São Paulo Stock Exchange - BOVESPA or on over-the-counter market, during April 11, 2007 to May 11, 2007.

IV - Unit Quotation: From May 14, 2007, the shares will be grouped and traded with unit quotation.

V - Sale of the Fractional Shares: After May 14, 2007, the eventual fractional shares will be separated, grouped in whole numbers and sold in an auction to be carried out on the São Paulo Stock Exchange, with the respective values being credited on the bank accounts of the owners of the fractional shares, as follow:

(1) Shareholders holding bank accounts at Banco Bradesco S.A. will have the respective amounts directly credited in their checking accounts;
(2) Shareholders that own shares held in the custody of the Companhia Brasileira de Liquidação e Custodia – CBLC, will have the respective amounts credited to CBLC. CBLC will be obligated to repay such shareholders via depositary brokers;
(3) The remaining shareholders should proceed to any Banco Bradesco S.A. branch of his or her choice to receive the respective amounts; and
(4) Shareholders whose shares are blocked or have outdated information will have the respective amounts withheld by Company, who will request proof of the cancellation of the blocking or identification documents for the actual transfer of such amounts by the Banco Bradesco S.A.

VI – ADR – American Deposit Receipt: The ADR Shareholders, representative of the preferred shares will be changed from de current ratio of 3,000 (three thousand) shares per ADR to 3 (three) shares per ADR.

Additional information regarding the shares grouping operation is available at any branch of Banco Bradesco S.A.

Brazil, Brasília, April 10, 2007.

Charles Laganá Putz
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2007

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.